FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Shareholding announcement released 22 April, 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Dr G Ando

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/a

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/a

7. Number of shares / amount of stock acquired

N/a

8. Percentage of issued class

N/a

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

N/a

12. Price per share

N/a

13. Date of transaction

N/a

14. Date company informed

N/a

15. Total holding following this notification

N/a

16. Total percentage holding of issued class following this notification

N/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

22nd April 2003

18. Period during which or date on which exercisable

23rd April 2006 - 21st April 2013

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Option over 738,675 Ordinary 50p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.87

22. Total number of shares or debentures over which options held following this notification

The number of shares in which interest held:

Options over 738,675 ordinary 50p shares

23. Any additional information

-

24. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

22nd April 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Mr P V Allen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/a

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/a

7. Number of shares / amount of stock acquired

N/a

8. Percentage of issued class

N/a

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

N/a

12. Price per share

N/a

13. Date of transaction

N/a

14. Date company informed

N/a

15. Total holding following this notification

N/a

16. Total percentage holding of issued class following this notification

N/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

22nd April 2003

18. Period during which or date on which exercisable

23rd April 2006 - 21st April 2013

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Option over 248,257 Ordinary 50p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.87

22. Total number of shares or debentures over which options held following this notification

The number of shares in which interest held:

(i) 112,601 shares beneficially owned.

(ii) 53,512 shares held in trust re deferred bonus scheme

(iii) 444,498 executive options.

(iv) 1,855 sharesave options.

23. Any additional information

-

24. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

22nd April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Dr M G Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/a

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/a

7. Number of shares / amount of stock acquired

N/a

8. Percentage of issued class

N/a

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

N/a

12. Price per share

N/a

13. Date of transaction

N/a

14. Date company informed

N/a

15. Total holding following this notification

N/a

16. Total percentage holding of issued class following this notification

N/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

22nd April 2003

18. Period during which or date on which exercisable

23rd April 2006 - 21st April 2013

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

Option over 212,717 Ordinary 50p shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.87

22. Total number of shares or debentures over which options held following this notification

The number of shares in which interest held:

(i) 34,255 shares beneficially owned.

(ii) 46,233 shares held in trust re deferred bonus scheme

(iii) 454,430 executive options.

(iv) 3,803 sharesave options.

23. Any additional information

-

24. Name of contact and telephone number for queries

Anita Dowling

(01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

22nd April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 22 April, 2003